November 12, 2013 VIA EDGAR AND COURIER United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Anne Nguyen Parker

Re: Ring Energy, Inc. Amendment No. 1 to the Registration Statement on Form S-1 filed September 30, 2013 File No. 333-191482

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the issuance by the Company of shares of Common Stock in an amount and at a price to be determined.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated October 21, 2013, in connection with the Registration Statement filed with the Commission on September 30, 2013.

For your convenience, we are providing by courier to Anne Nguyen Parker a courtesy package which includes a copy of this letter and a copy of Amendment No. 1 that has been marked to reflect changes from the original Registration Statement filed on September 30, 2013.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 1.  Capitalized terms used but not defined in this letter are intended to have the meaning ascribed to such terms in Amendment No. 1.

General

1.

Please provide all disclosure other than the information that Rule 430A permits you to omit in your amended registration statement, including any lead managing underwriters.  Please note that we will defer review of any amendment that does not include the names of the lead underwriters.  You may use brackets to identify information that is subject to change prior to effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 all required disclosure information, including the name of the lead managing underwriter.

As set forth in the “Underwriting” section on page 67 of Amendment No. 1, SunTrust Robinson Humphrey, Inc. is acting as the sole book-running manager and as the lead managing underwriter.

2.

All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  For example, please file the lock-up agreements with your executive officers and your directors described at page 25. Please also file the Joint Development Agreement dated effective October 16, 2013 and the August 2013 extension to your revolving credit facility described at page 63.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 certain of the exhibits that are required to be filed, as indicated in the exhibit index set forth at Item 16 of the Registration Statement and all other exhibits required to be filed with the Registration Statement.  We have included as exhibits to Amendment No. 1 all amendments to the revolving credit facility. The underwriting agreement and lock-up agreements with the Company’s executive officers and directors will be filed as an amendment to the Registration Statement once such agreements are finalized.

3.

Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response: The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will provide the Staff with a letter from FINRA confirming that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and that it has no objection.

Use of Proceeds, page 22

4.

We note your disclosure that the proceeds from the sale of your shares will be used for general corporate purposes, which may include capital expenditures, repayment of debt, drilling and development of properties and possible acquisitions.  Please note that you will need to disclose this capital allocation in greater detail, depending on the materiality of the amounts involved.  Briefly discuss the principal reasons for the offering at this time.  See generally Item 504 of Regulation S-K; see Instruction 4 if you determine to repay outstanding indebtedness.

Response:  The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 a revised disclosure in the “Use of Proceeds” section to describe in detail the principal purposes for which the net proceeds are intended to be used, including the capital allocation of the proceeds and the interest rate and the maturity of the indebtedness to be discharged by the proceeds.

We are going to break down the use of expected net proceeds in the kind of detail set forth below once we determine the amount of net proceeds to be received in connection with this offering. For the purposes of Amendment No. 1, we are assuming the Company raises $40 million net proceeds in this offering. As set forth on page 22 of Amendment No. 1, the Company would use such net proceeds from the sale of Common Stock for the following during the first and second fiscal quarters of 2014:

•

To pay for drilling and completing approximately 35 wells, currently budgeted at approximately $21,000,000, on certain oil and gas properties located in Andrews County, Texas.

•

To pay for the construction of tank batteries, flow lines and other infrastructure to support such new wells with an estimated cost of approximately $1,000,000.

•

To pay for additional leases of oil and gas properties estimated to cost approximately $4,500,000, including associated title costs.

•

To pay down up to $10,000,000 of borrowings under the Company’s credit facility.

•

And with respect to any remainder of funds, to pay for any cost overruns associated with any of the foregoing or other business expenses of the Company.

Amendment No. 1 sets forth the Company’s current intentions with respect to the net proceeds from this offering.  The Company may reallocate such proceeds for other working capital and general corporate purposes that it deems to be in its best interests or due to unforeseen changes in circumstances or events, including, without limitation, well results, economic conditions, and other acquisition opportunities.  The Company expects for the proceeds to constitute only a portion of the Company’s capital expenditure budget for 2014, to be announced in early 2014.

In connection with the Company’s $10,000,000 credit facility referenced above, the interest rate charged by the bank on outstanding indebtedness is the bank’s prime rate plus 0.75%.  The Company will use a portion of the net proceeds to pay down any borrowings from said credit facility.  The maturity date on such facility has been extended to April 10, 2014.

Description of Capital Stock, page 25

5.

You disclose that a “vote by the holders of a majority of [y]our outstanding shares of Common Stock entitled to vote is required to effectuate an amendment to [y]our bylaws.” However, your articles of incorporation reflect that the “authority to adopt, amend or repeal bylaws is reserved exclusively to the Board of Directors.”  Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and will file with Amendment No. 1 a revised disclosure reflecting that the authority to adopt, amend or repeal the Company’s bylaws is reserved exclusively to the Board of Directors.

The Bylaws of the Company state that the “bylaws may be amended or repealed and new bylaws may be adopted (i) by the affirmative vote of the holders of a majority of the capital stock issued and outstanding and entitled to vote at any meeting of shareholders, unless the Articles of Incorporation of the Corporation grants the authority to adopt, amend or repeal bylaws exclusively to the directors, or (ii) by resolution adopted by the affirmative vote of not less than a majority of the number of directors of the Corporation, unless otherwise prohibited by any bylaw adopted by the shareholders.”

On page 25 of Amendment No. 1, the Company has revised its disclosures to reflect that the authority to adopt, amend or repeal the Company’s bylaws is reserved exclusively to the Board of Directors.

6.

We note you urge investors to “read applicable Delaware law” as it defines their rights as holders of your common stock.  However, you disclose elsewhere that you are a Nevada corporation.  Please advise or revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 26 of Amendment No. 1 to urge investors to “read applicable Nevada law.”

Internal Controls Over Reserve Estimates, page 45

7.

You disclose that your reserve estimates are reviewed and approved by your Operations Vice President and Chief Executive Officer.  You also disclose at page 41 that your proved reserves and related valuations are based on reserve data compiled by Mr. Arguijo.  Please clarify the technical person primarily responsible for overseeing your reserve audit and disclose his or her qualifications.  See Item 1202(a)(7) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41 of Amendment No. 1 to disclose that the Company’s Vice President of Operations, a petroleum engineer, and Chief Executive Officer are primarily responsible for overseeing the preparation of the reserves estimates, the process for development such estimates, and for overseeing the reserves audit, as required by Item 1202(a)(7) of Item S-K.

The Company’s reserves data and estimates were compiled, prepared and audited by third party independent consultants, W. Craig Gaines, Michael Arguijo and Williamson Petroleum Consultants, Inc., as described in more detail in the Registration Statement, in compliance with SEC definitions and guidance and in accordance with generally accepted petroleum engineering principles. The technical persons referred to above and those persons employed by Williamson Petroleum Consultants, Inc., meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Natural Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The Company’s reserves estimates are prepared by examination and evaluation of production data, production decline curves, reservoir pressure data, logs, geological data, and offset analogies. The third party independent consultants are provided full access to complete and accurate information pertaining to the property, and to all applicable personnel of the Company. The Company’s reserves estimates and process for developing such estimates are reviewed and approved by its Vice President of Operations, Daniel D. Wilson, a petroleum engineer, and Chief Executive Officer, Kelly Hoffman, to ensure compliance with SEC disclosure and internal control requirements and to verify the independence of the third party consultants.  Mr. Daniel Wilson, a petroleum engineer and businessman, has 29 years of experience in operating, evaluating and exploiting oil and gas properties.  Mr. Kelly Hoffman has 38 years of well-rounded experience in the oil and gas industry. The Company’s management is ultimately responsible for reserve estimates and reserve disclosures and ensuring that they are in accordance with the applicable regulatory requirements and industry standards and practices.

Undertakings, page II-3

8.

If you intend to rely on Rule 430A, please include the undertaking required by Item 512(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure set forth at Item 17 in Amendment No. 1 to include all undertakings required by Item 512(i) of Regulation S-K.  On page II-4 of Amendment No. 1, Item 17 has been amended to include the following as required by Item 512(i) of Regulation S-K:

The Registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

2.

For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

9.

We note that the registration statement has not been signed by your chief executive officer or chief financial officer in those capacities pursuant to Instruction 1 to “Signatures” in Form S-1.  Please amend your Form S-1 to have your chief executive officer and chief financial officer sign in those respective capacities.  In addition, please ensure that your signature page is dated concurrent with the date you file your amendment.

Response: The Company respectfully acknowledges the Staff’s comment. All officers and directors set forth on the signature page had executed the Registration Statement as of the date it was filed; however, their respective signatures were not conformed appropriately.  Amendment No. 1 includes the conformed signatures of all of the officers and directors, and the chief executive officer and chief financial officer have signed Amendment No. 1 in the indicated capacities.  All such signatures will be dated concurrent with the date Amendment No. 1 is filed.

10.

Please revise your signature certification language with respect to the signature of your Directors to reflect the language set forth in Form S-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its signature certification language to reflect the language set forth in Form S-1.

Exhibits

11.

Exhibits 23.2, 99.1 and 99.2 were filed in an un-searchable format.  Please amend your filing to resubmit these exhibits in a text searchable format.  See Section 5.1 of the EDGAR Filer Manual, Volume II:  “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

Response: The Company respectfully acknowledges the Staff’s comment and has amended and resubmitted Exhibits 23.2, 99.1 and 99.2 in a text searchable format in accordance with the EDGAR Filer Manual, Volume II:  “Edgar Filing,” Version 21 (October 2012) and Item 301 of Regulation S-T.

12.

Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.  It does not appear that these interactive data files have been submitted with this registration statement.  Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted the interactive data files required by Item 601(b)(101) of Regulation

S-K.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it [in the enclosed stamped and self-addressed envelope OR to the courier who has been instructed to wait].  If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at 713-358-1791, Allison Danna at 713-358-1748 or Matthew Stirneman at 713-358-1752.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Burleson LLP

cc:

Securities and Exchange Commission

Attn: Karina Dorin

Division of Corporation Finance

U.S. Securities & Exchange Comission

100 F Street, NE

Washington, D.C. 20549

William R. Broaddrick, Ring Energy, Inc.

Kelly Hoffman, Ring Energy, Inc.

Lloyd T. Rochford, Ring Energy, Inc.